

November 18, 2011

Via E-mail
John M. Holliman, III
Executive Chairman
Capstone Therapeutics Corp.
1275 West Washington Street, Suite 101
Tempe, AZ 85281

> **Re: Capstone Therapeutics Corp.**
> **Form 10-K**
> **Filed March 29, 2011**
> **File No. 001-33560**

Dear Mr. Holliman:

We have reviewed your response letter dated October 28, 2011 and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Item 1. Business
Patents, Licenses and Proprietary Rights, page 6

1. We note your response to our prior comment, however we believe that royalty rates and termination provisions are material terms of your license agreements and material to an investor's understanding of your business. Based on Section 16 of your agreement with AzTE it appears that either party may terminate the agreement under the circumstances described therein. Accordingly, please provide proposed disclosure that expands your discussion of your agreements with AzTE and the University of Texas to include the royalty rates payable on sales of future products and, for your agreement with AzTE, to include the termination provisions of the agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Jennifer Riegel, Special Counsel, at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director